Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-260854

BABCOCK & WILCOX ENTERPRISES, INC.
US $140,000,000

6.50% Senior Notes Due 2026
Final Term Sheet

Issuer:	Babcock & Wilcox Enterprises, Inc.
Securities:	6.50% Senior Notes Due 2026 (the “Notes”)
Type:	SEC Registered
Trade Date:	December 9, 2021
Settlement Date:	December 13, 2021
Listing:	Expected NYSE “BWNB”
Initial aggregate principal amount:	$140,000,000
Option:	$21,000,000
Maturity Date:	December 31, 2026
Rating:* Annual Coupon:

The Notes have received a “BB+” rating from Egan-Jones Ratings Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

6.50%, paid quarterly in arrears

Interest Payment Dates:	March 31, June 30, September 30 and December 31 of each year, commencing March 31, 2022, and at maturity.
Price to the Public:	100%
Day Count:	30/360
Affiliate Participation	In connection with this offering, certain of the Issuer’s officers including Kenny Young, its Chief Executive Officer, and Lou Salamone, its Chief Financial Officer, have indicated an interest in purchasing Notes at the offering price.
Optional Redemption:

On any date prior to October 2, 2026 (the “Par Call Date”), the Issuer may, at its option, redeem the Notes for cash, in whole or in part, at any time or from time to time, at a redemption price equal to (i) 100% of the principal amount of the Notes to be redeemed, plus (ii) a Make-Whole Amount (as defined in the preliminary prospectus supplement, dated December 6, 2021), if any, plus (iii) accrued and unpaid interest to, but excluding, the date of redemption.

On or after the Par Call Date, the Issuer may, at its option, redeem the Notes for cash, in whole or in part, at any time or from time to time, at a redemption price equal to (i) 100% of the principal amount of the Notes to be redeemed, plus (ii) accrued and unpaid interest to, but excluding, the date of redemption.

Minimum Denomination/Multiples:	$25.00/$25.00
CUSIP/ISIN:	05614L 506/US05614L5066

Book-Running Managers:	B. Riley Securities, D.A. Davidson & Co., Janney Montgomery Scott, Ladenburg Thalmann, William Blair & Co., EF Hutton, division of Benchmark Investments, LLC
Co-Managers:	Aegis Capital Corp., Boenning & Scattergood, Brownstone Investment Group, Huntington Capital Markets, InspereX, Wedbush Securities, Ziegler

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated November 22, 2021) and a preliminary prospectus supplement dated December 6, 2021 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileyfin.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

* Note: A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other rating.

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